[Oppenheimer Wolff & Donnelly LLP Letterhead]
August 3, 2009
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Mr. Gary Todd Senior Review Accountant Mail Stop 3030

Re:	ev3 Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on February 26, 2009 Form 8-K Filed on June 23, 2009 File No. 000-51348
Dear Mr. Todd:
We are responding on behalf of ev3 Inc., a Delaware corporation, to your letter, dated July 23, 2009, to Mr. Shawn McCormick, Senior Vice President and Chief Financial Officer of ev3, regarding ev3’s Form 10-K for the fiscal year ended December 31, 2008 and Form 8-K filed on June 23, 2009 (together, the “Filings”).
For your convenience, please note that your comments are repeated below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter. ev3’s responses are provided below each comment.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64
Critical Accounting Policies and Estimates, page 81
Goodwill and Other Intangible Assets, page 84
1.	Comment: We see from disclosure in Note 10 that you apply an income approach and a market approach in valuing reporting units for goodwill impairment testing purposes. In

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2009

light of the significance of goodwill to your assets, please consider the following in future filings:
•	As multiple approaches are used, please provide sufficient information to enable a reader to understand the nature of your methods, how the two methods differ, the assumed benefits of a valuation prepared under each method, and why management selected those methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	Describe how you weight each of the methods used including the basis for that weighting.

•	Provide a sensitivity analysis based upon reasonably possible changes in assumptions.

•	As applicable, describe how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes. Also, describe how the current economic environment has impacted visibility, if relevant.
Response: ev3 acknowledges your comment and will revise its disclosure regarding goodwill and other intangible assets in future filings to take into consideration the four bulleted points in your comment. In so doing, ev3 will consult Securities Act Release 33-8350, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

2.	Comment: You disclose that the evaluation of goodwill and intangible assets for potential impairment requires that you make assumptions about future cash flows. In light of the significance of goodwill and other intangible assets to your balance sheet, please expand the critical accounting policy disclosure in future filings to more specifically describe how you estimate future cash flows for impairment testing purposes. Please also more specifically address the uncertainties and potential variability of these cash flow estimates. While we see disclosure about how you estimated cash flows for goodwill impairment testing in financial statement Note 10, please expand to also address how future cash flows are identified and estimated in connection with impairment testing of other amortizing intangible assets. Please refer to Securities Act Release 33-8350.

Response: ev3 acknowledges your comment and will revise the disclosure in future filings accordingly. In so doing, ev3 will refer to Securities Act Release 33-8350.

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2009

Form 8-K dated June 23, 2009
3.	Comment: We note that you have disclosed that acquired business financial statements for Chestnut Medical are not required. Please provide us your significance measurements for purposes of applying Rule 3-05 of Regulation S-X. Please also tell us how you measured the consideration transferred as defined in FASB ASC 805-30-25-5 and FASB ASC 805-30-30-7, including how you measured the fair value of the contingent portion of the consideration transferred.

Response: In response to your comment, ev3 respectfully provides the following significance tests performed in connection with ev3’s acquisition of Chestnut Medical Technologies, Inc. in accordance with Rule 1-02(w) of Regulation S-K.
     a. Investment Test ($ in thousands)

	Amount	% of Assets
Total consideration transferred	$116,701	16.2%
ev3 total assets as of 12/31/08	$720,664
     b. Asset Test ($ in thousands)

	Amount	% of Assets
Total assets acquired	$5,744	0.8%
ev3 total assets as of 12/31/08	$720,664
     c. Income Test ($ in thousands)

	Amount	% of Income
Chestnut FY08 pre-tax loss	$(3,557)	2.3%
ev3 5-year average pre-tax loss	$(151,772)
In accordance with the guidance provided in Rule 3-05 and Rule 1-02(w) of Regulation S-X, as none of the conditions exceeded 20%, ev3 concluded that the filing of historical financial statements of Chestnut was not required.
By way of background, ev3 acquired 100 percent of the equity interests of Chestnut for total consideration valued at $116.7 million, consisting of upfront consideration of ev3 common stock and cash, as well as an additional milestone-based contingent payment of up to $75.0 million, payable in a combination of ev3 common stock and cash, upon the U.S. Food and Drug Administration pre-market approval of Chestnut’s Pipeline Embolization Device for the treatment of cerebral aneurysms, provided such approval is granted no later than December 31, 2012.

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2009

The following table presents the purchase price (in thousands) for the acquisition:

Purchase Price
Consideration
Equity consideration	$53,186
Cash consideration	26,240

Total cash and equity	$79,426
Contingent acquisition payment	37,275

Total purchase price consideration	$116,701

As part of the purchase price, ev3 issued an aggregate of 5,060,510 shares of its common stock, with an estimated fair value of $53.2 million. The estimated fair value per share of ev3 common stock of $10.51 was based on the closing price of ev3’s common stock on the date of the acquisition, June 23, 2009, as required under SFAS 141(R) and SFAS 157, “Fair Value Measurements”. ev3 paid the remaining purchase price of approximately $26.2 million in cash. In addition, ev3 incurred approximately $1.0 million in direct acquisition costs, all of which were expensed as incurred.
As part of the purchase price, ev3 agreed to pay an additional milestone-based payment of cash and equity totaling up to $75 million, upon the of U.S. Food and Drug Administration pre-market approval of Chestnut’s Pipeline device. In accordance with SFAS 141(R), ev3 recognized the acquisition-date fair value of the contingent milestone payment of $37.3 million as a component of the consideration transferred in exchange for the equity interests of Chestnut. More specifically, the acquisition-date fair value was measured based on the probability adjusted present value of the cash expected to be paid. ev3 developed three scenarios for FDA approval and placed a percentage factor based on the likelihood of each of these scenarios occurring. The probability adjusted cash flows were discounted at 26%, based on the time value of money and medical technology investment risk factors. This discount rate is equal to the weighted average cost of capital of Chestnut based on the discounted cash flow for the business enterprise.
* * * * *
In connection with this response, ev3 acknowledges that:
1.	ev3 is responsible for the adequacy and accuracy of the disclosure in the Filings;

2.	Securities and Exchange Commission (“Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

Securities and Exchange Commission
Division of Corporation Finance
August 3, 2009

3.	ev3 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
After you have had an opportunity to review the above responses to your comments, please call me at (612) 607-7287 if you have any further questions or comments concerning ev3’s responses.
Sincerely:
/s/ Amy E. Culbert
Amy E. Culbert

cc:	Shawn McCormick, Senior Vice President and Chief Financial Officer of ev3 Inc. Kevin M. Klemz, Senior Vice President, Secretary and Chief Legal Officer of ev3 Inc.